Exhibit 99.107

Approved by Board: March 29, 2012

CODE OF BUSINESS CONDUCT

AND ETHICS

A.	INTRODUCTION

Rio Alto Mining Limited and all of its subsidiaries (collectively hereinafter referred to as the “Company”) are committed to conducting business with integrity in accordance with the highest ethical and moral standards and in compliance with all applicable laws, rules and regulations. This Code of Business Conduct and Ethics (“Code”) has been adopted by our Board of Directors to summarize the standards of business conduct that must guide the actions of all of the directors, officers and employees of the Company. This Code applies to all directors, officers, and employees of the Company. This Code also applies to certain contractors. Contractors, including consultants and advisors, are expected to conduct themselves in accordance with this Code (or the equivalent of) when dealing with, or acting as a representative of the Company. Individual contracts, where applicable, will make reference to the applicability of this Code, and may include further detailed requirements applicable in a particular contractor situation.

The Company has issued this Code to deter wrongdoing and to promote:

  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  avoidance of conflicts of interest with the interests of the Company, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

  confidentiality of corporate information;

  protection and proper use of corporate assets and opportunities;

  compliance with applicable governmental laws, rules and regulations;

  the prompt internal reporting of any violations of this Code to an appropriate person or person identified in this Code; and

  accountability for adherence to this Code.

This Code provides guidance to you on your ethical and legal responsibilities. We expect all directors, officers and employees to comply with this Code, and the Company is committed to taking prompt and consistent action against violations of this Code. Compliance with this Code is mandatory, both in letter and in spirit. All directors, officers and employees are expected to be familiar with and comply with this Code. Violation of the standards outlined in this Code may be grounds for disciplinary action up to and including termination of employment or other business relationships. Employees, officers and directors who are aware of suspected misconduct, illegal activities, fraud, abuse of the Company’s assets or violations of the standards outlined in this Code are responsible for reporting such matters.

Since rapid changes in our industry and regulatory environment constantly pose new ethical and legal considerations, no single set of guidelines should be considered to be the absolute last word under all circumstances. This Code does not describe, or provide guidance on every circumstance that may be encountered. Rather, it sets the minimum standards expected to be met or exceeded in all Company business and dealings and provides guidelines to help address new situations. Although laws and customs will vary in the many different countries in which we operate, our basic ethical responsibilities are global. In some instances, there may be a conflict between the laws of countries that apply to the operations of the Company. When you encounter such a conflict, you should consult your supervisor/manager who will direct you to the appropriate legal counsel to understand how to resolve that conflict properly.

B.	BASIC OBLIGATIONS

Under the Company’s ethical standards, directors, officers and employees share certain responsibilities. It is your responsibility to: (i) become familiar with, and conduct Company business in compliance with applicable laws, rules and regulations and this Code; (ii) treat all Company employees, stakeholders and business partners in an honest and fair manner; (iii) avoid situations where your personal interests are, or appear to be, in conflict with the Company interests; and (iv) safeguard and properly use the Company’s proprietary and confidential information, assets and resources, as well as those of the Company’s stakeholders and business partners.

Certain of the Company’s policies are complemented by specific responsibilities set forth in documents such as the Company’s Insider Trading and Reporting Policy and the Company’s Disclosure and Confidentiality Policy. Those polices should be separately consulted by the Company directors, officers and employees and are not incorporated by reference into this Code. For copies of those policies, please consult with Daniel Kenney, the Corporate Secretary of the Company, at (403) 698-8704 or dkenney@davis.ca or, for those wishing to communicate in the Spanish language, Fernando Pickmann, Peruvian legal counsel, at +51 1 442-1900 or fpickmann@gbplegal.com.

C.	COMPLIANCE WITH ALL LAWS, RULES AND REGULATIONS

The Company is committed to compliance with all laws, rules, and regulations, including laws and regulations applicable to the Company’s securities and trading in such securities, as well as any rules promulgated by any exchange on which the Company’s shares are listed. Each employee is reminded that the law takes precedence in cases where there may be a conflict between the law and traditional or industry practices.

The Company has zero tolerance for bribery and corruption. This means that we are all prohibited from offering, paying, loaning or otherwise disbursing any Company funds or assets, or accepting any funds, assets or other benefit as a bribe, a kickback or otherwise designed, or that appears designed, to influence or compromise the conduct of the recipient. A bribe is a payment, gift or other benefit offered or accepted to influence a business transaction, for example by assisting in obtaining or retaining business or securing one or more special concessions. A kickback is a personal payment or other benefit designed to influence, or resulting from, a business transaction.

The laws in most jurisdictions in which the Company operates also prohibit all of us from offering or authorizing a bribe to any foreign government, foreign public agency or enterprise, public international organization, foreign public official, foreign political party or foreign political party official or candidate.

If you are asked to make a payment on the Company's behalf, you must always be mindful of what the payment is for and whether the amount requested is proportionate to the goods or services provided. If you receive a demand for, or an offer of any bribe, kickback or other improper payment, in any form, you have a duty to reject it and immediately report it to your manager/supervisor.

D.	CONFLICTS OF INTEREST

Directors, officers and employees should not engage in any activity, practice or act which conflicts with the interests of the Company. A conflict of interest occurs when a director, officer or employee places or finds himself/herself in a position where his private interests conflict with the interests of the Company or have an adverse affect on the employee’s motivation or the proper performance of their job. Examples of such conflicts could include, but are not limited to:

  accepting outside employment with, or accepting personal payments from, any organization which does business with the Company or is a competitor of the Company;

  accepting or giving gifts of more than modest value to or from vendors or clients of the Company;

  competing with the Company for the purchase or sale of property, services or other interests or taking personal advantage of an opportunity in which the Company has an interest;

  personally having immediate family members who have a financial interest in a firm which does business with the Company; and

  having an interest in a transaction involving the Company or a customer, business partner or supplier (not including routine investments in publicly traded companies).

Directors, officers and employees must not place themselves or remain in a position in which their private interests conflict with the interests of the Company.

If the Company determines that an employee’s outside work interferes with performance or the ability to meet the requirements of the Company, as they are modified from time to time, the employee may be asked to terminate the outside employment if he or she wishes to remain employed by the Company. To protect the interests of both the employees and the Company, any such outside work or other activity that involves potential or apparent conflicts of interest may be undertaken only after disclosure to the Company by the employee and review and approval by management. Whether or not a conflict of interest exists or will exist can be unclear. If any questions arise regarding a potential conflict of interest, consult with your manager/supervisor.

E.	CONFIDENTIALITY CONCERNING COMPANY AFFAIRS

It is the Company’s policy that business affairs of the Company are confidential and should not be discussed with anyone outside the organization except for information that has, already been made available to the public. During the course of their employment, employees may be provided with access to and knowledge of confidential information, to the extent that such information is necessary or at least useful to ensure the proper performance of their duties. Confidential information includes, but is not limited to, information not publicly disclosed about the Company's business, projected property acquisitions, exploration, drilling and other technical results, mining methods or techniques, production, discoveries, information relative to past, present and prospective customers and suppliers, joint ventures, financial data, marketing techniques, strategies, and business plans and personal information concerning employees of the Company.

Employees must preserve the confidentiality of such information and shall not at any time, both during and after their employment with the Company, disclose to anyone (within or outside the Company), any of the Company's confidential information, except on a need to know basis in the normal course of business. Moreover, employees shall not use such information for their, or anyone else's, personal gain. Employees shall return to the Company such confidential information upon request by the Company and, in any event, immediately after their employment termination.

The above restrictions apply not only to the Company's confidential information, but also to information received by the Company from third parties under an obligation of confidentiality.

As a prerequisite and condition of employment, all employees and officers must sign a written agreement confirming their agreement to comply this obligation.

F.	COMPETITION AND FAIR DEALING

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, not through unethical or illegal business practices. Information about other companies and organizations, including competitors, must be gathered using appropriate methods. It is entirely proper to gather competitive information through surveys, market studies, competitive analyses and benchmarking, as well as from published articles, advertisements, publicly-distributed brochures and authorized communications with representatives, suppliers or customers of competitors. Illegal practices are strictly prohibited. No employee should attempt to acquire a competitor's confidential business information through unlawful or unethical means, such as theft, spying, burglary, wire-tapping, deceptive relationships with a competitor's suppliers or customers, unauthorized disclosures by a competitor's present or former employees, or breach of a competitor's non-disclosure or confidentiality agreement by a customer or other interested party. Each employee and officer should endeavour to respect the rights of, and deal fairly with, our stakeholders, suppliers, competitors and employees.

In addition, the Company's success depends on its ability to build and maintain trusting relationships with employees, contractors, customers, suppliers, distributors, business partners, investors and regulators. We are all prohibited from taking unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair practice.

We are all also prohibited from engaging in any activity that would constitute an unreasonable restraint of trade, unfair trade practice, or other anti-competitive behaviour. For example, we must all:

  never agree with a competitor, in writing or otherwise, to restrict competition by fixing prices, dividing territories or markets, allocating customers, limiting the quality or production of products or any other means; and

  never engage in improper sharing or exchanging of corporate information to provide a competitive advantage.

All procurement decisions shall be based exclusively on normal commercial considerations, such as quality, price, availability, service, reputation and other factors bearing directly on the product, service or supplier. Customers and potential customers of the Company shall be provided with equal rights to make purchasing decisions based on the same competitive terms.

The Company will neither seek, encourage nor tolerate special favours or arrangements with suppliers or customers that impair, or give appearance of impairing, fair and unfettered commercial relationships. Under no circumstances is it acceptable to offer, give, solicit or receive any form of bribe, kickback, or inducement. In the same manner, the Company must avoid either the fact or the appearance of improperly influencing relationships with organizations or individuals with whom the Company deals in the course of its business.

While the Company supports membership in organizations that aim to maintain a sound business environment, such as trade associations, every member of any such organization has a duty to ensure that he or she only attends meetings of the organization that have been called for a legitimate business purpose and, if any improper discussion ensues, immediately remove himself or herself and promptly report the incident to his/her supervisor/manager and legal counsel of the Company.

In addition, we all have a duty to ensure that if we become involved in any discussion with a competitor that focuses on matters directly involved in competition between the Company and the competitor (i.e. sales prices, marketing strategies, market shares and sales policies) we promptly end the conversation and consult with his/her supervisor/manager and legal counsel of the Company.

G.	INSIDER TRADING

The Company encourages all employees to become shareholders on a long-term investment basis. However, management, employees, members of the Board of Directors and others who are in a “special relationship” with the Company from time to time, may become aware of corporate developments or plans which may affect the value of the Corporation’s shares (inside information) before these developments or plans are made public. All directors, officers, employees or contractors with knowledge of undisclosed material information and who are in a “special relationship” with the Company are prohibited from buying, selling or otherwise acquiring any securities of the Company or any other entity whose price would be affected by the disclosure of the undisclosed material information (insider trading) or from communicating any undisclosed material information to any other individual or entity, whether inside or outside of the Company, other than in the necessary course of business (insider tipping). In order to avoid civil and criminal insider trading violations, the Company has established an Insider Trading and Reporting Policy. Any director, officer, employee or contractor that engages in insider trading or tipping is subject to personal liability and criminal prosecution. If you do communicate any undisclosed material information in the necessary course of business you have a duty to inform the individual or entity, to whom you are disclosing that the individual or entity must not further disclose the information to any other individual or entity and must not engage in any insider trading or tipping. As a prerequisite and condition of employment, all employees and officers must sign an acknowledgment by which they agree to adhere to the Insider Trading and Reporting Policy.

H.	TELECOMMUNICATIONS

Telecommunications facilities of the Company such as telephone, cellular phones, facsimile, internet and email are Company property. Use of these facilities imposes certain responsibilities and obligations on all employees, officers and directors. Usage must be ethical and honest with a view to preservation of and due respect for Company’s intellectual property, security systems, personal privacy, and freedom of others from intimidation, harassment, or unwanted annoyance.

I.	COMPANY TIME AND ASSETS

Employees must use Company assets and resources solely for the purposes for which they are intended: any personal or other use must be avoided. Every employee has an obligation to safeguard the Company's assets and to exercise care in using Company equipment and vehicles. Each employee must use Company time solely for Company purposes and not for personal purposes. Any waste, misuse, destruction or theft of Company property or any improper or illegal activity must be brought to the attention of management.

Employees ceasing employment with the Company must return all objects, documents or data belonging to the Company such as computer hardware and software, databases, cellular telephones, credit cards, books, manuals, etc. and shall comply with the Company's guidelines and policies in that respect.

J.	DISCLOSURE

The Company is committed to providing timely, consistent and credible dissemination of information, consistent with disclosure requirements under applicable securities laws. The goal of our Disclosure and Confidentiality Policy is to raise awareness of the Company’s approach to disclosure among the board of directors, officers and employees and those authorized to speak on behalf of the Company.

The Disclosure and Confidentiality Policy extends to all employees and officers of the Company, its Board of Directors and those authorized to speak on its behalf. It covers disclosures in documents filed with the securities regulators and written statements made in the Company’s annual and quarterly reports, news releases, letter to shareholders, presentations by senior management, information contained on the Company’s web site and other electronic communications. It extends to oral statements made in meetings and telephone conversations with members of the investment community (which includes analysts, investors, investment dealers, brokers, investment advisers and investment managers), interviews with the media as well as speeches and conference calls. No material undisclosed information related to the Company's business may be communicated to anyone until public disclosure of such information has been made to the general public, except to those who need to know said information in the necessary course of business and are under an obligation of confidentiality. Unless authorized, no employee may give his personal opinion, disclose confidential information or discuss matters pertaining to the Company to members of the news media and the public in general. If you receive an inquiry from a shareholder, a potential investor, an analyst, the media or a member of the public you must immediately contact your manager/supervisor. If any material information about the Company not yet disclosed to the public is inadvertently disclosed, employees aware of such disclosure shall contact his manager/supervisor immediately so that the Company may promptly take corrective action. As a prerequisite and condition of employment, all employees must sign an acknowledgment by which they agree to adhere to the Disclosure and Confidentiality Policy.

K.	ACCURACY OF COMPANY RECORDS

As a public company, we are required to record and publicly report all internal and external financial records in compliance with International Financial Reporting Standards. Furthermore, the Company's records serve as the means and evidence of the management of the Company's business, as the measure of the Company's fulfillment of its obligations to shareholders, employees, suppliers and others, and of the Company's compliance with tax, financial, and other reporting requirements. Directors, officers, shareholders and other stakeholders of the Company cannot make informed decisions about the Company if its records and business information contains material errors, omissions, falsifications or misleading statements. Therefore, all employees involved in collecting, drafting, gathering, processing or recording such information are responsible for its integrity and shall ensure, to the best of their ability, that all entries, books, records and accounts of the Company accurately and fairly reflect the Company's operations and transactions. Accounting, financial and legal documents and records of the Company shall not be destroyed without the prior consent of the Chief Operating Officer or the Chief Financial Officer, as appropriate.

L.	FINANCIAL REPORTING AND DISCLOSURE CONTROLS

As a public company, we are required to file periodic and other reports with the applicable regulatory authorities and to make certain public communications. We are required by the applicable regulatory authorities to maintain effective “disclosure controls and procedures” so that financial and non-financial information is reported timely and accurately both to our senior management and in the filings we make. We are all prohibited from making or authorizing any payment of Company funds when we know or should know that any part of the payment will be used for any purpose other than the purpose described in the documents supporting the payment. We are also all prohibited from creating or condoning the creation of any false record or making any false or fictitious entry in the Company's books or records. You are expected, within the scope of your employment duties, to support the effectiveness of our disclosure controls and procedures.

M.	HEALTH AND SAFETY

The Company is committed to making the work environment safe, secure and healthy for its employees and others. The Company complies with all applicable laws and regulations relating to safety and health in the workplace. We expect each employee to promote a positive working environment for all. You are expected to consult and comply with all Company rules regarding workplace conduct and safety. You should immediately report any unsafe or hazardous conditions or materials, injuries, and accidents connected with our business and any activity that compromises Company security to your supervisor. You must not work under the influence of any substances that would impair the safety of others or yourself. All threats or acts of physical violence or physical or verbal intimidation are prohibited.

Respect for Our Employees

The Company’s employment decisions will be based on reasons related to our business, such as job performance, individual skills and talents, and other business-related factors. The Company policy requires adherence to all national, provincial or other local employment laws. In addition to any other requirements of applicable laws in a particular jurisdiction, the Company policy prohibits discrimination in any aspect of employment based on race, color, religion, sex, sexual orientation, national origin, disability or age, within the meaning of applicable laws.

Abusive or Harassing Conduct Prohibited

The Company prohibits abusive or harassing conduct by our employees and officers toward others, such as unwelcome sexual advances, comments based on ethnicity, religion or race, or other non-business, personal comments or conduct that make others uncomfortable in their employment with us. We encourage and expect you to report harassment or other inappropriate conduct as soon as it occurs.

Privacy

The Company, and companies and individuals authorized by the Company, collect and maintain personal information that relates to your employment, including compensation, medical and benefit information. The Company follows procedures to protect information wherever it is stored or processed, and access to your personal information is restricted. Your personal information will only be released to outside parties in accordance with the Company’s policies and applicable legal requirements. Employees, officers and directors who have access to personal information must ensure that personal information is not disclosed in violation of the Company’s policies or practices.

N.	PROTECTION OF THE ENVIRONMENT AND COMMUNITY RELATIONS

The Company is committed to conducting its business in a manner that protects the environment, preserves resources and ensures sustainable development. Each employee is expected to be alert to environmental issues and has a responsibility to work in an environmentally responsible manner.

The Company is also committed to conducting its business responsibly with the communities in the areas where it operates, and to making a positive contribution to the well-being and development of said communities. Every employee shall reflect this commitment in his everyday dealings, and respect the different cultures and the dignity and rights of individuals in all countries where the Company carries out its activities.

O.	CONSULTANTS AND CONTRACTORS

Consultants and contractors retained by the Company are expected to conduct themselves in accordance with the principles of this Code in their activities relating to the Company. It is the responsibility of the employee retaining a consultant or contractor to ensure that they are aware of the contents of this Code and that the consultant or contractor agrees to abide by its provisions in its dealings with and on behalf of the Company.

P.	RAISING CONCERNS

All officers and managers at all levels shall maintain an "open door" policy regarding questions of business conduct as regards this Code and its applicability. Employees shall be encouraged to ask such questions in respect of any particular situation no matter how small or insignificant it may seem to be.

Each employee is encouraged to be alert to any work related activities that could be construed as a violation of this Code, if you should learn of a potential or suspected violation of this Code, you have an obligation to promptly report the violation. You may do so orally or in writing and, if preferred, anonymously. You have several options for raising concerns.

1.	Raise your concerns with your manager;
2.	Raise your concerns with your local Human Resources representative;
3.

Raise your concerns with an Executive Director of the Company, Daniel Kenney, the Corporate Secretary of the Company, at (403) 698-8704 or dkenney@davis.ca or, for those wishing to communicate in the Spanish language, Fernando Pickmann, Peruvian legal counsel, at +51 1 442-1900 or fpickmann@gbplegal.com; and/or

4.

Raise your concern with the Corporate Governance and Compensation Committee of the Board of Directors by reporting it anonymously through the Daniel Kenney or Fernando Pickmann using the contact details set out above using the contact details set out above.

If the issue or concern is related to the internal accounting controls of the Company or any accounting or auditing matter, you may report it anonymously to the Audit Committee through Daniel Kenney or Fernando Pickmann using the contact details set out above.

Q.	POLICY AGAINST RETALIATION

The Company prohibits any director, officer or employee from retaliating or taking adverse action against anyone who raises, in good faith, suspected conduct violations or helping to resolve a conduct concern. Any individual who has been found to have engaged in retaliation against a Company director, officer or employee for raising, in good faith, a conduct concern or for participating in the investigation of such a concern may be subject to discipline, up to and including termination of employment or other business relationships. If any individual believes that he or she has been subjected to such retaliation, that person is encouraged to report the situation as soon as possible to one of the people detailed in the “Raising Concerns” section above.

R.	WAIVERS AND AMENDMENTS

Only the Board of Directors may waive application of or amend any provision of this Code. A request for such a waiver should be submitted in writing to the Board of Directors, via through Daniel Kenney or

Fernando Pickmann (using the contact information provided above), Attention: Chair of the Corporate Governance and Compensation Committee, for its consideration. The Company will promptly disclose to investors all substantive amendments to this Code, as well as all waivers of this Code granted to directors or officers in accordance with applicable laws and regulations.

S.	NO RIGHTS CREATED

This Code is a statement of the fundamental principles and key policies and procedures that govern the conduct of our business. It is not intended to and does not, in any way, constitute an employment contract or an assurance of continued employment or create any rights in any employee, director, client, supplier, competitor, stockholder or any other person or entity.

T.	COMMUNICATION AND ENFORCEMENT

All current and future directors, officers and employees will be provided with a copy of this Code and will be directed to review same and confirm by their execution and delivery of an acknowledgement in substantially the form attached hereto as Schedule A of their review of this Code and their agreement to comply with the obligations and restrictions of this Code. This Code will be circulated to all directors, officers and employees whenever changes are made.

Anyone who violates this Code may be subject to civil and/or criminal action. In addition, officers and employees are subject to disciplinary action, in accordance with applicable local progressive discipline policies, up to and including termination.

The Company is committed to encouraging openness and will support anyone who raises genuine concerns in good faith under this Code, even if they turn out to be mistaken. The Company is also committed to ensuring that no one suffers any detrimental treatment as a result of making a good faith report; no retaliatory action will be taken or is permitted against anyone making a good faith report of a violation or suspected violation of any law, rule or regulation, this Code or any other Company policy.

We all have a duty to ensure that the confidential reporting hotline is not misused. Reports made that are not in good faith will not be tolerated, and those initiating such calls may be subject to disciplinary action up to and including termination and to civil action by the wrongfully accused.

Schedule A

Letter to Employees, Officers and Directors - Code of Business Conduct and Ethics

To All Employees, Officers and Directors:

We believe that a fundamental ingredient of business success of Rio Alto Mining Limited and its subsidiaries La Arena S.A., Rio Alto S.A.C. and Mexican Silver Mines (Guernsey) Limited (the “Company”) is that all personnel conduct themselves with basic honesty and integrity, whether it is in their dealings with the Company, employees, stakeholders, business partners or others. Ethical conduct is one of our core values and beliefs. Our stakeholders respect and admire us for the high standards of conduct that characterize our dealings in our business relationships. We are counting on you to maintain and enhance that reputation.

We enclose with this letter our Code of Business Conduct and Ethics (the “Code”). This Code provides the essential guidelines you need in order to understand your responsibilities, including your obligation to comply with the law and to advise management of anything that is not in compliance with the law or these standards.

Underlying this Code are the following goals, which reflect our core values, as set out below:

  Integrity

  We will strive to be honest, fair and trustworthy in our company activities and relationships. We will conduct our business with respect for the applicable laws and regulations governing our business conduct worldwide. We will sustain a culture where ethical conduct is recognized, valued and exemplified by all employees and directors.

  Stakeholder Orientation

  We will strive to present our products honestly to stakeholders and will honour our commitments to our stakeholders. We will ensure that the decisions we make to help our stakeholders are based on data and a clear and defined process, and with attention to quality.

  Respect for the Individual

  We will strive for equality in our relationships with employees, stakeholders and suppliers, striving to treat all individuals with equal concern and respect.

Receipt and Acknowledgment of Code of Business Conduct and Ethics

I have received a copy of Rio Alto Mining Limited (the “Company”) Code of Business Conduct and Ethics (the “Code”) and acknowledge that I have read and understand its contents. I understand my obligation to comply with this Code, and my obligation to report to appropriate personnel within the Company any and all suspected violations of this Code. I understand that the Company expressly prohibits any director, officer or employee from retaliating against any other such person for reporting suspected violations of this Code. I am familiar with all resources that are available if I have questions about specific conduct, Company policies, or this Code.

Printed Name:

Signature:

Position:

Date:

Please sign and date this receipt and return it to the Company to the attention of Daniel Kenney, the Corporate Secretary of the Company, at (403) 698-8704 or dkenney@davis.ca or, for those wishing to communicate in the Spanish language, Fernando Pickmann, Peruvian legal counsel, at +51 1 442-1900 or fpickmann@gbplegal.com.